Conceptus, Inc.

331 East Evelyn Avenue

Mountain View, CA 94041

November 21, 2007

Mr. Brian Cascio

Ms. Kristin Lochhead

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mailstop 6010

Washington, D.C. 20549-6010

Re: Conceptus, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 15, 2007
Form 10-Q for the fiscal quarter ended June 30, 2007
File No. 000-27596

Dear Mr. Cascio and Ms. Lochhead:

We are writing to you (the “Staff”) in regards to your letter dated October 16, 2007, in which the Staff provided additional comments related to the Staff’s review of the above-referenced filings of Conceptus, Inc. (the “Company”). For ease of review, we have set forth below in bold each comment of your letter and the Company’s responses thereto.

Form 10-Q for the fiscal quarter ended June 30, 2007

Condensed Consolidated Financial Statements

Note 10. Commitments and Contingencies, page 11:

1.                                      We reference prior comment one in our letter dated September 5, 2007 regarding the amended Share Purchase and Call Option Agreement and Distribution Agreement with Conceptus SAS. We see from your response that the reason for the price increase is to make the price that Conceptus SAS is paying for the Essure product more comparable to the price charged to other distributors and to make the price more in line with your costs. Please address the following comments regarding this arrangement:

•                  We see that the amendment to the distribution agreement increased the price paid for the Essure product by 61% in 2007 and 100% in 2008 and that the price for 2009-2014 would be the same as the 2008 purchase price. Please tell us whether the original price charged to Conceptus SAS prior to the amendment was below market. If so, tell us how that was considered in your accounting for the sale of Conceptus SAS in 2004. We see that the Company had significant continuing involvement with Conceptus SAS subsequent to the sale.

Response: In response to the Staff’s comment, the Company advises the Staff that the original price charged to Conceptus SAS prior to the amendment was not below market and therefore had no effect in the accounting for the sale of Conceptus SAS in 2004. As a way of background, the Company sold its internal European sales business to Conceptus SAS in 2004 because the Company believed it needed to focus its resources on establishing and growing market-share in the U.S. market. In connection with the sale, the Company and Conceptus SAS entered into the original distribution agreement (the “Original Distribution Agreement”) and the Share Purchase and Call Option Agreement (the “Call Option Agreement” and with the Original Distribution Agreement, the “SAS Agreements”), which agreement provided for the Company’s ability, but not obligation, to purchase Conceptus SAS at a future date. In connection with the sale of the business to Conceptus SAS, the negotiation and entry into the SAS Agreements, and at all times thereafter in dealing with Conceptus SAS as a third-party distributor, including the negotiation and entry into the amendments to the SAS Agreements, the Company and Conceptus SAS operated, and continue to operate, as independent entities negotiating on an arm’s-length basis.

Under the terms of the Original Distribution Agreement, the Company sold Essure devices to Conceptus SAS at a price of $330 per unit in 2004 with prices to decrease by 42% over the subsequent four year period. These pricing terms were the result of arm’s-length negotiations between the Company and Conceptus SAS. At the time, the Company believed this was an acceptable pricing structure to the Company because it anticipated that it would be able to significantly reduce costs for the Essure device as the Company’s domestic business grew from 2004 to 2008.

•                  It does not appear that the increase is a “premium” being paid by Conceptus SAS in return for the amendment to the Call Option Agreement. In this regard, tell us why the amount of the price increase is the appropriate amount to defer. Please tell us the accounting literature that you considered.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company and Conceptus SAS entered into an amendment to the Call Option Agreement (the “Call Option Amendment”) and Amendment to the Distribution Agreement (the “Distribution Agreement Amendment” and together with the Call Option Amendment, the “SAS Amendments”), as a result of the parties desiring to change the terms of the underlying business arrangement between them. Prior to the SAS Amendments, the Company had no obligation to exercise the call option and acquire Conceptus SAS, nor did it have the unilateral ability to increase the price paid by Conceptus SAS for the

Essure device. Thus, the SAS Amendments were directly linked to each other. Conceptus SAS agreed to an increase in the price paid for the Essure devices in exchange for certainty that the Company would not exercise the call option in 2007, but would instead be obligated to exercise the call option at a later date if certain conditions were met. The restriction on the Company’s ability to exercise the Call Option in 2007 enabled Conceptus SAS to seek to obtain a higher purchase price under the Call Option by allowing more time to increase its revenues. Under the terms of the Call Option Agreement the purchase price is based upon a multiple of Conceptus SAS’s revenue, with the precise multiple dependent on the date of exercise. Without the Call Option Amendment, the Company believes that Conceptus SAS would not have been willing to enter into the Distribution Agreement Amendment; and without the Distribution Agreement Amendment, the Company would not have been willing to enter into the Call Option Amendment. Therefore, the Company respectfully submits that the willingness of Conceptus SAS to accept the price increase in exchange for the Company’s willingness to accept the conditional commitment to purchase Conceptus SAS at a later time, as reflected in the SAS Amendments, supports the Company’s treatment of the price increase as an appropriate amount to defer because the price increase represents the consideration exchanged between two unrelated and willing parties. The Company respectfully submits that recording the price increase as additional revenue earned would not be appropriate.

The Company believes that no specific accounting literature directly addresses the transactions reflected by the SAS Amendments; however, it believes that its accounting approach best reflects the economic substance of the underlying transactions based upon an analogy to existing accounting literature. The SAS Amendments represent a multiple element arrangement. Fundamentally, Conceptus SAS is paying the Company an increased price for purchases of the Essure device in exchange for a contingent commitment that Conceptus SAS will be purchased by the Company at a possibly higher acquisition price (if Conceptus SAS experiences  growth in its business). Multiple element arrangements are addressed in several areas of accounting literature, including EITF 00-21 -“Revenue Arrangements with Multiple Deliverables,”  EITF 01-09 -  “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products,)” and EITF 01-04 - “Accounting for a Pre-Existing Relationship Between Parties to a Business Combination.”  The accounting literature is consistent in that it requires the separate elements of the arrangement to be bifurcated and accounted for separately based upon the economic substance of the arrangement. This bifurcation and separation principle is consistent with the Company’s accounting for the SAS Amendments.

The Company considered EITF 01-09, whereby consideration given by a vendor to a customer is treated as a reduction of revenue unless certain criteria are met. Under this analogy, the consideration given by the Company (i.e., the contingent commitment to acquire Conceptus SAS) is not separable from the increased selling price paid by Conceptus SAS for the Essure devices.

Furthermore, the Company considered EITF 04-01 whereby a business combination between two parties that have a pre-existing relationship is a multi-element transaction with one element being the business combination and the other element being the settlement of the pre-existing relationship. Based upon an analogy to EITF 04-01, the business transaction with Conceptus SAS is a multi-element transaction, consisting of the acquisition of Conceptus SAS and the settlement of the pre-existing Distribution Agreement between the parties. The Company respectfully submits that it is therefore appropriate to treat the accrued liability (discussed in more detail in the Company’s response to the next comment), representing the future settlement of the Distribution Agreement, as a portion of the purchase price of Conceptus SAS.

•                  Please also tell us how you considered whether the price increase should be recorded as revenue as earned rather than as an accrued liability to be recorded against purchase price if the company purchases Conceptus SAS.

Response:  In response to the Staff’s comment, the Company advises the Staff that it considered both alternatives and concluded that it would be inappropriate to record the price increase for the Essure device arising from the SAS Amendments as an increase in earned revenues. As described above, the parties entered into the SAS Amendments to restructure the business arrangement between the parties. The Company was willing to enter into the Call Option Amendment in exchange for obtaining the more favorable pricing terms under the Distribution Agreement Amendment. Furthermore, the price increase was not related to any increased value with the Essure device, but negotiated in return for the Call Option Amendment. As discussed in the Company’s response to the previous comment, the Company determined that the appropriate accounting treatment for the SAS Amendments was  to record the increased amounts received as a result of the price increase as an accrued liability as it relates to the future purchase of Conceptus SAS.

2. Tell us if you believe it is probable that the conditions stated in the amended call option agreement will be met and that you will purchase Conceptus SAS during 2008. Please also discuss why you believe that the accrued liability meets the definition of a liability under FASB Concepts Statement No. 6.

Response:  In response to the Staff’s comment, the Company advises the Staff that it cannot currently determine whether it is probable that all conditions precedent to the purchase of Conceptus SAS as set forth in the Amended Call Option Agreement will be met. For example, the Company cannot predict whether the condition in Section 4.1.5 of the Call Option Agreement (that the  reimbursement rate for the Essure procedure established by the French government is, together with the applicable value-added tax, equal to or greater than €628.90) will be satisfied. However, in anticipation that these conditions may be met, on November 19, 2007, the parties executed a second amendment to the Call Option Agreement (“Call Option Amendment No. 2”, a copy of which is enclosed with this response letter and which was also filed with the SEC on a Current Report on Form 8-K dated November 21, 2007), which served as a notice of interest to

Conceptus SAS initializing the exercise of the call option. The Company has begun conducting due diligence on Conceptus SAS, and will continue to do so during the remainder of 2007. In this regard the Company and Conceptus SAS are working towards the acquisition of Conceptus SAS with a goal of closing the transaction in the first quarter of 2008. However, several of the conditions precedent are not in the control of either party, and therefore the Company can make no assurances that it will acquire Conceptus SAS.

The Company believes that the accrued liability meets the definition of a liability under FASB Concepts Statement No. 6 (“Con No. 6”). As detailed in the Company’s response to the comments above, upon signing the SAS Amendments, the Company committed to the probable future purchase of Conceptus SAS, subject to certain conditions, in exchange for an increased sales price of the Essure device. Furthermore, paragraph 141 of Con No.6 defines accruals as “the accounting process of recognizing assets or liabilities and the related liabilities, assets, revenues, expenses, gains, or losses for amounts expected to be received or paid, usually in cash, in the future.” The Company respectfully submits that, by recording the increased sales price transactions as an accrued liability, the Company is appropriately recognizing that the amounts received for the increased sales price for the Essure product are directly related to either a future amount expected to be paid (if the Company acquires SAS) or a future gain (if the acquisition does not occur). The Company also referenced paragraph 196 of Appendix B to Con No. 6, which states that responsibilities such as those to honor guarantees, such as the conditional obligation to purchase Conceptus SAS, create liabilities under the definition of Standard No. 6.

The Company also refers the Staff to the Company’s analogy discussion of EITF 04-01, in the Company’s response found in the second bullet point of Comment No. 1 above.

3. We see that if the closing conditions are not met and the acquisition is not consummated, you will record the liability from the increase in sales prices of Essure as “other income.” Please tell us the accounting basis for this classification considering that the Essure product is your principal operating product.

Response: In response to the Staff’s comment, the Company advises the Staff that if the acquisition of Conceptus SAS is not consummated, the liability will be recorded as other operating income instead of revenue. As discussed above, the increased sales price for Essure devices was negotiated in connection with the SAS Amendments. The Company concluded that it would be inappropriate to recognize revenues based upon the non-achievement of closing conditions to an acquisition. Accordingly, the Company respectfully submits that the appropriate accounting treatment is to separately record and disclose the accrued liability as an operating gain in the statement of operations if the closing conditions are not met and the acquisition is not consummated.

4. We still do not understand the business reason for entering into the amended call option and distribution agreement. Tell us why the Company would not just exercise the call option under the initial terms of the original call option agreement. Since the price increase would only be in effect for a maximum of two years before repurchasing Conceptus SAS prior to January 2, 2009, it is unclear why the price increase would be the driving factor.

Response:  In response to the Staff’s comment, the Company respectfully submits that it had strong business reasons for entering into the SAS Amendments. The Company was able to improve its cash flows from the increased in sales price for the Essure device. As of September 30, 2007, the product price increase resulted in an additional $1.7 million of cash inflow for the Company. The increased product sales price was achieved in exchange for the conditional obligation to purchase Conceptus SAS. The SAS Amendments gave Conceptus SAS more time to grow and develop its business prior to an acquisition by the Company. Furthermore, while the expected growth of Conceptus SAS and the deferred acquisition date were expected to result in a higher purchase price to the Company, the Company believes that Conceptus SAS will likely be a more valuable and lower risk acquisition because Conceptus SAS would have more time to achieve significant milestones set forth in the Amended Call Option Agreement.

* * *

In connection with the Company’s responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (650) 962-4039 or by fax at (650) 691-4724 should you have further questions.

Sincerely,

CONCEPTUS, INC.

/s/ Gregory Lichtwardt
Gregory Lichtwardt
Executive Vice President, Treasurer and
Chief Financial Officer